Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

VIA EDGAR

February 15, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Anne Nguyen Parker, Branch Chief

Re:          Source Gold Corp.
Form 10-K for Fiscal Year Ended July 31, 2010
Filed November 15, 2010
Form 10-Q for Fiscal Quarter Ended October 31, 2010
Filed December 20, 2010
Your File No. 333-153881

Dear Ms. Nguyen Parker:

We write on behalf of Source Gold Corp. (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated February 3, 2011 by Anne Nguyen Parker, Branch Chief of the Commission’s Division of Corporate Finance, commenting on the Company’s Form 10-K for Fiscal Year Ended July 31, 2010, filed November 15, 2010, and Form 10-Q for Fiscal Quarter Ended October 31, 2010, filed December 20, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Form 10-K for Fiscal Year Ended July 31, 2010

Involvement in Certain Legal Proceedings, page 34

1.	Please revise your disclosure to provide the information required by Item 401(f) of Regulation S-K, which references the past ten years.

Response:  This disclosure has been revised in the Company’s 10-K/A to reference the past ten years.

2.
Please provide your analysis in necessary detail as to why you have not included Ms. Notar’s options (referenced in the second paragraph at page 37) in your discussion of executive compensation.  For example, and without limitation, we note that such options are not listed in your Summary Compensation table or your Outstanding Equity Awards table.  In addition, we note your statement on page 28 that you have not issued and do not have outstanding any options to purchase shares of you common stock, and your statement on page 38 that you have not granted stock options to the executive officers and director since inception.

Response:  Ms. Notar’s options to purchase common stock were acquired by her pursuant to an agreement between Ms. Notar and another shareholder of the Company.  An exercise of the options would therefore not result in the issuance of new stock by the Company.  As discussed in Item 12 of the 10-K on Page 39, Ms. Notar, is party to a Purchase Option Agreement dated November 6, 2009 (the “Agreement”).   Under the Agreement, Ms. Notar acquired the option to purchase up to 20,000,000 shares of the Company’s common stock from its former President and CEO, Harry Bygdnes.  Under the Agreement, Ms. Notar’s options to purchase common stock from Mr. Bygdnes will first became exercisable on December 20, 2010 and will remain exercisable through May 1, 2011.  These options were not granted to Ms. Notar by the Company and, if exercised, would result in the sale of existing shares of common stock from a current shareholder of the Company to Ms. Notar.  Accordingly, they were not included in tabular and other disclosures regarding stock option awards by the Company.

Report of Independent Registered Public Accounting Firm, page F-1

3.
We note the report from your independent registered public accounting firm is not signed.  Please file an amended Form 10-K that includes a revised report that properly identifies the firm, and includes the signature. See AU Section 508.08 and Item 2-02(a) of Regulation S-X for additional guidance.

Response:  An amended report has been filed with the Company’s 10-K/A reflecting the signature given on behalf of the audit firm, BDO Canada, LLP.

Note 8 Income Taxes, page F-16

4.
Within the reconciliation of the income tax provision computed at the statutory rate to the reported tax provision, you disclose that your loss before income tax was approximately $5,467,000 and your expected tax recovery on net loss, before income tax, was approximately $177,000.  Given the statutory rate reported of 34%, please tell us and revise your disclosure to explain why your expected tax recovery is not approximately $1,859,000 ($5,467,000 times 34%).

Response:  This disclosure has been revised in the Company’s 10-K/A to reflect an expected approximate tax recovery on net loss, before income tax, of $1,859,000.

Form 10-Q for Fiscal Quarter Ended October 31, 2010

Controls and Procedures, page 17

Limitations of the Effectiveness of Internal Controls, page 17

5.
Please provide your analysis in necessary detail as to how your management has concluded that your “disclosure controls and procedures are effective at. . .a reasonable assurance level” in view of your earlier disclosure that your “disclosure controls and procedures were ineffective. . .due to. . . [certain] material weaknesses.”

Response: This statement was erroneously included in the Company’s Form 10-Q for the quarter ended October 31, 2010.  This statement has been removed from the Company’s 10-Q/A.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 838-3874.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague
Joe Laxague

Enclosure (Acknowledgment by the Company)